UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of First Half 2022 Financial Results.

On August 17, 2022, Swvl Holdings Corp (“Swvl”) issued a press release announcing its first half 2022 financial results, a copy of which is attached hereto as Exhibit 99.1. Attached hereto as Exhibit 99.2 are Swvl’s unaudited condensed consolidated interim financial statements for the six month periods ended June 30, 2022 and 2021.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Swvl Holdings Corp Reports First Half 2022 Financial Results.

99.2	Condensed Consolidated Interim Financial Statements as of and for the Six Month Periods Ended June 30, 2022 and 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: August 17, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer